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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             -----------------------------------------------------
                                SCHEDULE 14D-1
                               (AMENDMENT NO.  1)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


             -----------------------------------------------------

                     UNIVERSITY REAL ESTATE PARTNERSHIP V
                           (Name of Subject Company)

                            UREPV ACQUISITION, L.P.
                                   (Bidder)

                 INCOME UNITS OF LIMITED PARTNERSHIP INTEREST
                                      AND
                            GROWTH/SHELTER UNITS OF
                         LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)
                   ------------------------------------------
                         DAVID RONCK
                         UREPV ACQUISITION, L.P.
                         2001 ROSS AVENUE, SUITE 4600
                         DALLAS, TEXAS  75201
                         (214) 740-2200

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                         with copy to:

                         SALLY SCHREIBER, ESQ.
                         MUNSCH HARDT KOPF HARR & DINAN, P.C.
                         4000 FOUNTAIN PLACE
                         1445 ROSS AVENUE
                         DALLAS, TEXAS 75202-2790

                           Calculation of Filing Fee
     Transaction                                   Amount of
      Valuation                                    Filing Fee

     $ 924,000.00                                  $ 184.80

     *For purposes of calculating the filing fee only. This amount assumes the purchase of 12,000 Income Units of Limited Partnership Interest ("Income Units") of the subject company at $75.00 in cash per unit and the purchase of 12,000 Growth/Shelter Units of Limited Partnership Interest ("Growth Units") of the subject company for $2.00 in cash per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:         $148.88
     Form or Registration Number:    Tender Offer Statement on Schedule 14D-1
     Filing Party:                   UREPV Acquisition, L.P.
     Date Filed:                     December 22, 1997
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CUSIP NO.    None           14D-1 (Amendment No. 1)            Page 2 of 4 Pages


     This Amendment No. 1 amends items 1(b) &(c), 3(a)&(b), 7, 10, and 11 of the Tender Offer Statement on Schedule 14D-1 of UREPV Acquisition, L.P. a Texas limited partnership (the "Purchaser") filed with the Securities and Exchange Commission on December 22, 1997, relating to a tender offer by the Purchaser for the purchase of up to 12,000 Income Units of limited partnership interest and up to 12,000 Growth/Shelter Units of limited partnership interest of University Real Estate Partnership V, a California limited partnership (the "Schedule 14D-1"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 14D-1.

ITEM 1.   SECURITY AND SUBJECT COMPANY.

          (b) Item 1(b) of the Schedule 14D-1 is hereby amended to incorporate by reference the information set forth in the letter by the Purchaser to the Unitholders dated January 7, 1998 (the "Amended Offer Letter"), which amends the original Offer to Purchase, dated December 22, 1997, a copy of which is annexed hereto as Exhibit (a) 4.

          (c) Item 1(c) of the Schedule 14D-1 is hereby amended to incorporate by reference the information set forth in the Amended Offer Letter.


ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

          (a)-(b) Items 3(a) - (b) of the Schedule 14D-1 are hereby amended to incorporate by reference the information set forth in the Amended Offer Letter.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

          Item 7 of the Schedule 14D-1 is hereby amended to correct the following information: the Partnership reimbursed the General Partner and its affiliates for expenses incurred in connection with asset management and partnership administration services performed by them for the Partnership through September 30, 1997, in the amount of $130,759.23.

ITEM 10.  ADDITIONAL INFORMATION.

          (f) Item 10(f) of the Schedule 14D-1 is hereby amended to incorporate by reference the information set forth in the Amended Offer Letter.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS. Item 11 of the Schedule 14D-1 is hereby amended to add the following:

          (a)(4) Form of Letter to Unitholders dated January 7, 1998

          (a)(5) Letter of Transmittal to Unitholders dated January 7, 1997

          (a)(6) Press release dated January 7, 1998
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CUSIP NO.    None           14D-1 (Amendment No. 1)            Page 3 of 4 Pages


                                  SIGNATURES

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       UREPV ACQUISITION, L.P.

                                       By:   OS GENERAL PARTNER COMPANY,
                                             Its General Partner


Dated:  January 14, 1997               By:  /s/ DAVID K. RONCK
                                            -------------------------------
                                            David K. Ronck, Vice President
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CUSIP NO.    None           14D-1 (Amendment No. 1)            Page 4 of 4 Pages


                                 EXHIBIT INDEX

Exhibit             Description

(a)(4) Form of Letter to Unitholders dated January 8, 1998

(a)(5) Letter of Transmittal to Unitholders dated January 8, 1997

(a)(6) Press release dated January 14, 1998